Exhibit

Sub-Item 77I-Terms of new or amended
securities

On March 5, 2002, the Board of Trustees of
MPAM Funds Trust (the "Trust") approved a proposal, which became effective on May 22, 2002, to authorize the creation of a third class of shares, designated "Dreyfus Premier" shares, for each of MPAM Mid Cap Stock Fund
(the "Mid Cap Fund") and MPAM National
Intermediate Municipal Bond Fund (the "National
Intermediate Fund").  MPAM Massachusetts
Intermediate Municipal Bond Fund (the "Massachusetts
Fund"),a newly organized series of the Trust, effective May 22, 2002, also offers "Dreyfus
Premier" shares. Dreyfus Premier shares of each Fund were not offered for sale to investors from their effective date through August 31, 2002. The Trust is authorized to issue and unlimited number of shares of beneficial interest, par value $.001 per share, of Dreyfus Premier shares. Each class of shares of the Mid Cap Fund, National
Intermediate Fund and Massachusetts Fund has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class, the shareholder services plan applicable to Investor shares and Dreyfus Premier shares, the distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of
1940, as amended ("Rule 12b-1"), applicable to Dreyfus Premier shares and certain voting rights, as described in the Trust's Rule 18f-3 Plan.
The Trust has adopted a Shareholder Services Plan with respect to the Dreyfus Premier shares of the Mid Cap Fund, National Intermediate Fund and
Massachusetts Fund pursuant to which each Fund pays Dreyfus Service Corporation (the "Distributor") for the provision of certain services to holders of Dreyfus Premier shares a fee at an annual rate of 0.25% of the value of the average daily net assets attributable to the Fund's Dreyfus Premier shares.
The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts.
The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each Fund to compensate service agents, such as certain banks, securities brokers or dealers and other financial institution ("Agents") in respect of these services. The Trust has also adopted a Distribution Plan under Rule 12b-1 with respect to each Fund's Dreyfus Premier shares pursuant to which the Mid Cap Fund pays the Distributor a fee at an annual rate of 0.75% of the value of the Fund's average daily net assets attributable to Dreyfus
Premier shares, and each of the National Intermediate
Fund and Massachusetts Fund pays the Distributor a fee at an annual rate of 0.50% of the value of the Fund's average daily net assets attributable to Dreyfus Premier shares, for distributing Dreyfus
Premier shares.  The Distributor may pay one or more
Agents for distributing Dreyfus Premier shares, and determines the amounts, if any, to be paid to Agents and the basis on which such payments are made.
The Trust's Prospectus and combined Statement of
Additional Information dated May 22, 2002 reflect such designation of Dreyfus Premier shares of each such Fund.
Nsar_MPAM.77I